UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             NACCO Industries, Inc.
                                (Name of Issuer)

                    Class B Common, par value $1.00 per share
                         (Title of Class of Securities)

                                  629579 20 02
                                 (CUSIP Number)
                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box G.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  629579 20 02                 13D             Page   3   of  14  Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Frank E. Taplin, Jr.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) X
                                                                           (b) X

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             284,728
         OWNED BY
      EACH REPORTING
        PERSON WITH

                                8      SHARED VOTING POWER

                                                7,000

                                9      SOLE DISPOSITIVE POWER

                                                284,728

                                10     SHARED DISPOSITIVE POWER

                                                7,000

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    291,728

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    17.2%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                13D          Page   4   of  14  Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Martha S. Kelly

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) X
                                                                          (b) X

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             13,903
         OWNED BY
      EACH REPORTING
        PERSON WITH

                                8      SHARED VOTING POWER

                                                0

                                9      SOLE DISPOSITIVE POWER

                                                13,903

                                10     SHARED DISPOSITIVE POWER

                                                0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    13,903

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    0.8%

   14      TYPE OF REPORTING PERSON*

                    IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                13D           Page   5    of   14   Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Susan Sichel

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) X
                                                                          (b) X

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

               NUMBER OF                     7      SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                                   11,670
                OWNED BY
             EACH REPORTING
              PERSON WITH

                                             8      SHARED VOTING POWER

                                                             0

                                             9      SOLE DISPOSITIVE POWER

                                                             11,670

                                             10     SHARED DISPOSITIVE POWER

                                                             0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,670

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      0.7%

    14       TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02              13D                Page   7   of  14  Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Theodore D. Taplin

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) X
                                                                           (b) X

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             27,497
         OWNED BY
      EACH REPORTING
        PERSON WITH

                                8      SHARED VOTING POWER

                                                0

                                9      SOLE DISPOSITIVE POWER

                                                27,497

                                10     SHARED DISPOSITIVE POWER

                                                0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    27,497

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    1.6%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02             13D                Page   8   of  14  Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Frank F. Taplin

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) X
                                                                           (b) X

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             31,495
         OWNED BY
      EACH REPORTING
        PERSON WITH

                                8      SHARED VOTING POWER

                                                0

                                9      SOLE DISPOSITIVE POWER

                                                31,495

                                10     SHARED DISPOSITIVE POWER

                                                0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    31,495

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    1.9%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

CUSIP NO. 629579 20 02                                       Page 17 of 14 Pages


                  The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 15, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1993, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated
Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the amended and restated Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the amended and restated Schedule 13D filed on November 25, 1996, and as amended by Amendment No. 4 to the amended and restated Schedule 13D filed on January 10, 1997, on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and KeyCorp Shareholder Services, Inc. (successor to Society National Bank), as depository, is hereby further amended as follows:

Item 2.           Identity and Background

                  Section (a)-(c) of Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following new Section (a)-(c):

                  (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Amended and Restated Schedule 13D, as amended, is filed on behalf of certain individuals, trusts and entities identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Company as a result of such individuals, trusts and entities becoming signatories to the
Stockholders' Agreement, dated as of March 5, 1990, as amended, among the signatories thereto, the Company and KeyCorp Shareholder Services, Inc. (successor to Society National Bank), as depository (the "Stockholders' Agreement").

                  Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

                  The names, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for the Reporting Persons, other than corporations and partnerships, are as follows:

                  Clara L.T. Rankin. Ms. Rankin's resident address is 3151 Chagrin River Road, Chagrin Falls, Ohio 44022. She is not employed.

                  Alfred M. Rankin, Jr. Mr. Rankin's resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is Chairman, President and Chief Executive Officer of the Company at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                  Victoire G. Rankin. Ms. Rankin's resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

                  Helen R. Butler. Ms. Butler's resident address is 7851 Larkspur Lane, Chagrin Falls, Ohio 44022. She is a director at Aloha Hive, RR 1, Box 289, Fairlee, Vermont 05045-9510.

                  Clara T. Rankin. Ms. Rankin's resident address is 2750 N. Wayne, Unit C, Chicago, Illinois 60614. She is a senior financial analyst at US Robotics, 7770 North Frontage Road, Skokie, Illinois 60077-2690.

                  Thomas T. Rankin. Mr. Rankin's resident address is 214 Banbury Road, Richmond, Virginia 23221. He is the owner of Cross Country Marketing, 2100 West LaBurnum Avenue, Interstate Center, Suite 103, Richmond, Virginia 23227.

                  Matthew  M.  Rankin.  Mr.  Rankin's  resident  address is 2207
Spring Garden Street, Apt. 3-C, Greensboro, North Carolina 27403. He is a student.

                  Claiborne R. Rankin. Mr. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

                  Chloe O. Rankin. Ms. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

                  Roger F. Rankin. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a Vice President at Society Asset Management, Inc., a wholly owned subsidiary of KeyCorp, Inc., 127 Public Square, Cleveland, Ohio 44115.

                  Bruce T. Rankin. Mr. Rankin's resident address is 3151 Chagrin River Road, Chagrin Falls, Ohio 44022. He is not employed.

                  Frank E. Taplin, Jr. Mr. Taplin's resident address is 55 Armour Road, Princeton, New Jersey 08540. He is retired.

                  Margaret E. Taplin. Ms. Taplin's resident address is 55 Armour Road, Princeton, New Jersey 08540. She is not employed.

                  Martha S. Kelly. Ms. Kelly's resident address is 1429 Ames Hill Road, Brattleboro, Vermont 05301. She is a special educator at Brattleboro Union High School, Fairground Road, Brattleboro, Vermont 05301.

                  Susan Sichel. Ms. Sichel's resident address is Auger Hole Road, South Newfane, Vermont 05351. She is not employed.

                  Jennifer T. Jerome. Ms. Jerome's resident address is Day Road, P.O. Box 28, West Dummerston, Vermont 05357. She is an actress and dancer.

                  Caroline T. Ruschell. Ms. Ruschell's resident address is 3816 Wyndsong Tr., Lexington, Kentucky 40514. She is a massage therapist at Lexington's Prof. Massage Center, 380 South Mill, Lexington, Kentucky 40508.

                  David F. Taplin. Mr. Taplin's resident address is Box 145, South Strafford, Vermont 05070. He is self-employed.

                  Thomas E. Taplin. Mr. Taplin's resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. He is self-employed at 950 South Cherry Street, No. 506, Denver, Colorado 80222.

                  Beatrice B. Taplin. Ms. Taplin's resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

                  Thomas E. Taplin, Jr. Mr. Taplin's address is 715 Ashland Avenue, Santa Monica, California 90405. He is employed in photography at Eli Ely Publishing, 715 Ashland Avenue, Santa Monica, California 90405.

                  Theodore D. Taplin. Mr. Taplin's resident address is 593 Buena Vista Avenue West, San Francisco, California 94117. He is employed at Ted Taplin Design, a residential real estate renovation and restoration company, P.O. Box 15216, San Francisco, California 94115.

                  Britton T. Taplin. Mr. Taplin's resident address is 159 South Dexter Street, Denver, Colorado 80222. He is a partner of Western Skies Group, a developer of medical office and healthcare-related facilities, 3400 East Bayaud, Suite 444, Denver, Colorado 80209.

                  Frank F. Taplin. Mr. Taplin's resident address is 1508 Rising Glen Road, Los Angeles, California 90069. He is employed at Kosmont & Associates, Inc., a real estate planning and consulting company, 14724 Ventura Boulevard, Suite 2, Sherman Oaks, California 91403.

                  The names, places of organization, principal businesses and addresses of the corporations and the limited partnership that are Reporting Persons are as follows:

                  CTR Family Associates, L.P., is a Georgia limited partnership. Its principal business is to hold under common management shares of the Class B Common beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                  Rankin Management, Inc., is a Georgia corporation and the general partner of CTR Family Associates, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of CTR Family Associates, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

                  National City Bank, a national banking association, acts as trustee of various trusts for the benefit of certain signatories to the Stockholders' Agreement and others. The address of National City Bank is 1900 East Ninth Street, Cleveland, Ohio 44114. While National City Bank, as trustee of trusts that are signatories to the Stockholders' Agreement, is a party to the Stockholders' Agreement and may be deemed to share beneficial ownership of shares of Class B Common (also beneficially owned by certain of the Reporting Persons listed above) in such fiduciary capacity, its rights and obligations under the Stockholders' Agreement and its deemed beneficial ownership are controlled by and are in all respects subject to such fiduciary arrangements, including having certain of the Reporting Persons (either as co-trustees, beneficiaries or investment advisors) direct, in certain respects, how it may act.

Item 3.           Source and Amount of Funds or Other Consideration

                  The parenthetical phrase "("NACCO Class A Common")" appearing in the last sentence of the first paragraph of Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety by the parenthetical phrase "("Class A Common")".

Item 5.           Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph under Section (a)-(b) and replacing such first paragraph in its entirety with the following:

         (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common that are subject to the terms of the Stockholders' Agreement, representing approximately 91.2% of the outstanding Class B Common of the Company as of March 12, 1997.

                  Item 5 of the Schedule 13D is hereby further amended as hereinafter set forth.

                  (a) The heading Frank E. Taplin and the statements thereunder are hereby deleted and replaced in their entirety by the following:

                  Frank E. Taplin, Jr. Mr. Taplin has the sole power to vote and to dispose of 284,728 shares of Class B Common and has shared power to vote and to dispose of 7,000 shares of Class B Common, which together constitute approximately 17.2% of the outstanding Class B Common.

                   (b) The statements under the heading Martha S. Kelly are hereby deleted and replaced in their entirety by the following:

                  Martha S. Kelly. Ms. Kelly has the sole power to vote and to dispose of 13,903 shares of Class B Common, which constitute approximately 0.8% of the outstanding Class B Common.

                  (c) The heading Susan S. Panella and the statements thereunder are hereby deleted and replaced in their entirety by the following:

                  Susan Sichel. Ms. Sichel has the sole power to vote and to dispose of 11,670 shares of Class B Common, which constitute approximately 0.7% of the outstanding Class B Common.

                  (d) The statements under the heading Theodore D. Taplin are hereby deleted and replaced in their entirety by the following:

                  Theodore D. Taplin. Mr. Taplin has the sole power to vote and to dispose of 27,497 shares of Class B Common, which constitute approximately 1.6% of the outstanding Class B Common.

                  (e) The statements under the heading Frank F. Taplin are hereby deleted and replaced in their entirety by the following:

                  Frank F. Taplin. Mr. Taplin has sole power to vote and to dispose of 31,495 shares of Class B Common, which constitute approximately 1.9% of the outstanding Class B Common.

                  (f) The statements in Section (c) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

         (c) There were no transactions in Class B Common by any of the persons named in response to Item 2 hereof during the 60 days prior to December 31, 1996, other than the following:

         (1) On November 14, 1996, in connection with the formation of CTR Family Associates, L.P. and the execution and delivery of the Partnership Agreement, the following Reporting Persons transferred the number of shares of Class B Common indicated to CTR Family Associates, L.P. as capital contributions in exchange for limited partnership interests: Clara L.T. Rankin - 225,247 shares of Class B Common; Alfred M. Rankin, Jr. - 77,798 shares of Class B Common; Victoire G. Rankin - 3,128 shares of Class B Common; Thomas T. Rankin - 8,000 shares of Class B Common; Claiborne R. Rankin - 8,000 shares of Class B Common; Roger F. Rankin - 8,000 shares of Class B Common; and Bruce T. Rankin - 88,198 shares of Class B Common. On November 14, 1996, the four shareholders of Rankin Management, Inc., Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, also each transferred 2,000 shares of Class B Common to CTR Family Associates, L.P. in fulfillment of Rankin Management, Inc.'s initial capital contribution to CTR Family Associates, L.P. In consideration for the fulfillment of Rankin Management, Inc.'s obligation to contribute to the initial capital of CTR Family Associates, L.P., each of the shareholders acquired 2,000 shares of the common stock, without par value, of Rankin Management, Inc.

         (2) On November 26, 1996, Clara L.T. Rankin acquired 30,000 shares of Class B Common from the Frank E. Taplin, Jr. Charitable Lead Trust in exchange for 30,000 shares of Class A Common pursuant to the November 1996 Exchange Agreement, a copy was previously filed as Exhibit 16 to Amendment No. 4 to the Amended and Restated Schedule 13D and incorporated herein by reference in its entirety. Ms. Rankin subsequently transferred such shares of Class B Common to CTR Family Associates, L.P. as additional capital contributions, as more fully described in Item 3 hereto, which is incorporated herein by reference.

         (3) On December 31, 1996, Clara L.T. Rankin acquired an aggregate of 16,000 shares of Class B Common by exchanging 1,600 shares of Class A Common for 1,600 shares of Class B Common with each of the 10 Rankin Grandchildren Trusts. Ms. Rankin subsequently transferred such shares of Class B Common to CTR Family Associates, L.P. as additional capital contributions, as more fully described in
Item 3 hereto, which is incorporated herein by reference.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  The first sentence of the second paragraph of Item 6 is hereby deleted and replaced in its entirety by the following sentence:

         A Reporting Person proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to KeyCorp Shareholder Services, Inc. (successor to Society National Bank), which acts as depository under the Stockholders' Agreement.

Item 7.  Material to be Filed As Exhibits

                  Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

(Exhibit 18)      Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 14 of the manually signed and sequentially paginated copy of this Statement.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1997

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                   Attorney-in-Fact for Clara L. T. Rankin*
                   Attorney-in-Fact for Victoire G. Rankin*
                   Attorney-in-Fact for Helen R. Butler*
                   Attorney-in-Fact for Clara T. Rankin*
                   Attorney-in-Fact for Thomas T. Rankin*
                   Attorney-in-Fact for Matthew M. Rankin*
                   Attorney-in-Fact for Claiborne R. Rankin*
                   Attorney-in-Fact for Chloe O. Rankin*
                   Attorney-in-Fact for Roger F. Rankin*
                   Attorney-in-Fact for Bruce T. Rankin*
                   Attorney-in-Fact for Frank E. Taplin, Jr.*
                   Attorney-in-Fact for Margaret E. Taplin*
                   Attorney-in-Fact for Martha S. Kelly*
                   Attorney-in-Fact for Susan S. Panella*
                   Attorney-in-Fact for Jennifer T. Jerome*
                   Attorney-in-Fact for Caroline T. Ruschell*
                   Attorney-in-Fact for David F. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin*
                   Attorney-in-Fact for Beatrice B. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin, Jr.*
                   Attorney-in-Fact for Theodore D. Taplin*
                   Attorney-in-Fact for Britton T. Taplin*
                   Attorney-in-Fact for Frank E. Taplin*
                   Attorney-in-Fact for National City Bank, as trustee* Attorney-in-Fact for CTR Family Associates, L.P.* Attorney-in-Fact for Rankin Management, Inc.*


* The powers of attorney authorizing the above-named individual to act on behalf of each of the foregoing Reporting Persons are included in
         Exhibit 2 at pages 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit and in
         Exhibit 14 at pages 6 through 8 of such Exhibit.

                                   EXHIBIT 18

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.

Dated:  March 19, 1997

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                   Attorney-in-Fact for Clara L. T. Rankin*
                   Attorney-in-Fact for Victoire G. Rankin*
                   Attorney-in-Fact for Helen R. Butler*
                   Attorney-in-Fact for Clara T. Rankin*
                   Attorney-in-Fact for Thomas T. Rankin*
                   Attorney-in-Fact for Matthew M. Rankin*
                   Attorney-in-Fact for Claiborne R. Rankin*
                   Attorney-in-Fact for Chloe O. Rankin*
                   Attorney-in-Fact for Roger F. Rankin*
                   Attorney-in-Fact for Bruce T. Rankin*
                   Attorney-in-Fact for Frank E. Taplin, Jr.*
                   Attorney-in-Fact for Margaret E. Taplin*
                   Attorney-in-Fact for Martha S. Kelly*
                   Attorney-in-Fact for Susan S. Panella*
                   Attorney-in-Fact for Jennifer T. Jerome*
                   Attorney-in-Fact for Caroline T. Ruschell*
                   Attorney-in-Fact for David F. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin*
                   Attorney-in-Fact for Beatrice B. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin, Jr.*
                   Attorney-in-Fact for Theodore D. Taplin*
                   Attorney-in-Fact for Britton T. Taplin*
                   Attorney-in-Fact for Frank E. Taplin*
                   Attorney-in-Fact for National City Bank, as trustee* Attorney-in-Fact for CTR Family Associates, L.P.* Attorney-in-Fact for Rankin Management, Inc.*

* The powers of attorney authorizing the above-named individual to act on behalf of each of the foregoing Reporting Persons are included in
         Exhibit 2 at pages 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit and in
         Exhibit 14 at pages 6 through 8 of such Exhibit.